EXHIBIT (d)(2)(A)

Term Insurance Rider for Other Insured Persons

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

TERM INSURANCE RIDER

FOR OTHER INSURED PERSONS

PERSONS INSURED. This rider insures each other person named in the application for insurance under this rider and in the schedule.

PAYMENT OF INSURANCE. The Company will pay the death benefit of any person insured under this rider as soon as it receives proof that the other insured person died while this rider was in force, and before the expiry date for that person, and other proof  that it may require in order to investigate the claim. The Company will pay the benefit amount shown in the schedule  for that person. The benefit will be paid to the designated beneficiary, if any; otherwise

1. the owner, if living; otherwise

2. the estate of the owner.

BENEFIT AMOUNT CHANGES. On or after one year from the policy date for this rider, the owner  may change any benefit amount under this rider, by notice  to the Company. Any change is subject to the following conditions:

1. A decrease will be effective on the monthly date following the Company's receipt of notice. Any reduction will be made in the following order:

a. against the most recent increase in insurance;

b. against the next most recent increase in insurance;

c. against the initial amount.

2. Any decrease is subject to a minimum benefit amount of $10,000 for each other insured person.

3. Any increase will require proof. An approved increase will have an effective date as shown in the supplemental policy schedule.

CONVERSION PRIVILEGE. The owner  may convert the insurance on each other insured person under this rider without proof, to a new policy if:

1. the amount of the new policy is at least $10,000;

2. the owner  gives the Company notice;

3. the amount of the new policy covering each other insured person does not exceed the amount of insurance provided for that person under this rider on the date of conversion; and

4. the insurance on the life of each other insured person under this rider is converted before the annual date nearest age 75 of that person.

After the anniversary nearest age 75, upon the death of the primary insured, an other insured person has 30 days to convert the insurance under this rider without proof  to a new permanent policy by paying to the Company an amount equal to the net single premium, or the maximum premium amount set by the Company, for the new permanent policy.

The new policy may be any permanent plan issued by the Company on the date of conversion. The new policy will be the same class of risk as the insurance converted. The date of conversion will be the monthly date following notice  to the Company. The policy date of the new policy will be the date of conversion. The rate for the policy will not exceed the Company's ten published rate at the age of the person converting on the birthday nearest the date of conversion. The person converting is no longer insured by this rider after the conversion.

AGE AND SEX. If the age or sex of any insured person under this rider has been misstated, the Company will make the following adjustments:

1. If the misstatement becomes known after the death of that person, the benefit amount payable will be adjusted to the correct amount for the monthly deduction made for the month in which death occurred.

2. If the misstatement becomes known during the lifetime of that person, the policy values will be adjusted to those based on the correct monthly deductions since the policy date. If the policy value is inadequate to cover the monthly deduction on the prior monthly date, the grace period shall be deemed to have started on such date, and notification shall be sent to the owner  at least 30 days prior to the end of the grace period.

INCONTESTABILITY. In the absence of fraud, the Company will not contest this rider with respect to each other insured after insurance on that person has been in force during that person's life for two years; nor will the Company contest any increased benefit later than two years after its effective date.

SUICIDE. If any person insured under this rider commits suicide (while sane or insane) within two years after the date that person's insurance starts, the Company's total liability will be to return to the cash value the monthly cost for that insurance. If any person insured under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, the Company's total liability for that increase will be to return to the cash value the monthly cost for that increase.

TERMINATION. This rider will terminate:

1. when the policy terminates; or

2. on the first monthly date after the owner  gives the Company notice; or

3. when there is no other insured person covered by this rider.

If the policy terminates for a reason other than lack of a required premium, the owner  or any person insured under this rider may exercise the conversion privilege within 31 days of the date insurance stops.

REINSTATEMENT. The owner  may put this rider back in force for each other insured person whose expiry date has not passed if:

1. the owner  gives the Company notice;

2. the policy is in force;

3. each insured person whose insurance will be put back in force give the Company proof  within five years after the date insurance on that person stopped;

4. payment is made of enough premium to cover past monthly deductions not made;

5. payment is made of enough premium to keep this rider in force for two months.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTIONS. The Company will deduct the monthly cost of this rider until it terminates.

RIDER SPECIFICATIONS. The policy date, issue date, expiry dates, benefit amounts and monthly costs for this rider are shown in the schedule.

Signed for the Company at Cincinnati, Ohio

Secretary	President